Engineering the Medicines of Tomorrow Company Update February 2019 Exhibit 99.1

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2018, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to MOR208, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding its 2018 results of operations may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicine Agency (EMA) or any other regulatory authority (except for guselkumab/Tremfya®). This presentation includes forward-looking statements. © MorphoSys AG, February 2019

Investment Highlights

MOR208
- FDA breakthrough therapy designation for lenalidomide combination in r/r DLBCL
- Planned regulatory filing in 2019

MOR106, MOR202, MOR103, MOR210
- Differentiated product candidates from proprietary development activities

Broad Clinical Pipeline
- Proprietary and partnered clinical pipeline: 29 product candidates

Tremfya®
- First-in-class anti-IL-23 antibody provides strongly growing royalty stream

Proprietary Technology Platforms
- Proven antibody capability
- Novel antibody-based and peptide formats

MorphoSys US Inc.
- Preparing for U.S. commercialization of MOR208

© MorphoSys AG, February 2019
3

Our Clinical Pipeline

29 Product Candidates in Clinical Development, One Product Launched

Most advanced development stage

Program	Partner	Target	Disease area	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (guselkumab)	Janssen	IL-23p19	Psoriasis				✓
Gantenerumab	Roche	Amyloid-ß	Alzheimer's disease				
MOR208	-	CD19	Hematological malignancies				
Anetumab ravtansine (BAY94-9343)	Bayer	Mesothelin (ADC)	Solid tumors				
BAY1093884	Bayer	TFPI	Hemophilia				
BHQ880	Novartis	DKK-1	Multiple myeloma				
Bimagrumab (BYM338)	Novartis	ActRIIB	Metabolic diseases				
CNTO6785	Janssen	-	Inflammation				
Ianalumab (VAY736)	Novartis	BAFF-R	Inflammation				
MOR103/GSK3196165	GSK	GM-CSF	Inflammation				
MOR106	Novartis/Galapagos	IL-17C	Inflammation				
MOR202	I-Mab Biopharma	CD38	Multiple myeloma				
NOV-12 (MAA868)	Novartis	Factor XI	Prevention of thrombosis				
Setrusumab (BPS804)	Mereo/Novartis	Sclerostin	Brittle bone syndrome				
Tesidolumab (LFG316)	Novartis	C5	Eye diseases				
Utomilumab (PF-05082566)	Pfizer	4-1BB	Cancer				
Xentuzumab (BI-836845)	BI	IGF-1	Solid tumors				
BAY2287411	Bayer	Mesothelin	Cancer				
Elgemtumab (LJM716)	Novartis	HER3	Cancer				
MOR107 (LP2-3)*	-	AT2-R	Not disclosed				
NOV-7 (CLG561)	Novartis	-	Eye diseases				
NOV-8	Novartis	-	Inflammation				
NOV-9 (LKA651)	Novartis	-	Diabetic eye diseases				
NOV-10 (PCA062)	Novartis	-	Cancer				
NOV-11	Novartis	-	Blood disorders				
NOV-13 (HKT288)	Novartis	-	Cancer				
NOV-14	Novartis	-	Asthma				
PRV-300 (CNTO3157)	ProventionBio	TLR-3	Inflammation				
Vantictumab (OMP-18R5)	OncoMed	Fzd 7	Solid tumors				

2 (Gantenerumab, MOR208)

14 (Anetumab ravtansine – Xentuzumab)

12 (BAY2287411 – Vantictumab)

- Partnered Discovery Programs
- Proprietary Development Programs
- Out-licensed Proprietary Development Programs

* Phase 1 in healthy volunteers completed; currently in preclinical investigation

© MorphoSys AG, February 2019
4

Proprietary Development Programs © MorphoSys AG, February 2019

Portfolio of Proprietary Development Segment

Program	Partner	Target	Disease area	Preclinical	Phase 1	Phase 2	Phase 3
MOR208	-	CD19	▪ DLBCL (B-MIND) ▪ DLBCL (L-MIND) ▪ CLL (COSMOS)				
MOR202	I-Mab Biopharma*	CD38	Multiple myeloma				
MOR106	Novartis/ Galapagos	IL-17C	▪ Atopic dermatitis (iv) ▪ Atopic dermatitis (sc)				
MOR103/ GSK3196165	GSK	GM-CSF	Inflammation				
MOR107**	-	AT2-R	Oncology under investigation				
MOR210	I-Mab Biopharma*	C5aR	Oncology				



6 proprietary or co-developed programs in discovery

Proprietary Development Programs
Out-licensed Proprietary Development Programs

* For Development in China, Hong Kong, Macao, Taiwan and (MOR210 only) South Korea
** A phase 1 study in healthy volunteers was completed; currently in preclinical investigation

© MorphoSys AG, February 2019 6

Targeting CD19 with an Fc-Enhanced Antibody The Drug Candidate IgG1 antibody targeting CD19 Fc-enhanced to drive target cell-killing The Target: CD19 Key role in B cell development, proliferation & signaling Present in the vast majority of B cell malignancies Promising Preclinical and Clinical Package Depletes B cells in in vitro and in vivo models Preclinical data supports multiple combination therapies © MorphoSys AG, February 2019 MOR208: Proprietary Antibody in Hematological Cancers

Phase 2 Study with FDA Breakthrough Therapy Designation L-MIND: Lenalidomide + MOR208 © MorphoSys AG, February 2019 ADCC ADCP Direct cell death Encouraging single agent activity in r/r DLBCL & iNHL patients MOR208 Lenalidomide T and NK Cell activation/expansion Direct cell death Well studied as an anti-lymphoma agent, alone or in combination

SEER database, 2016; Crump et al. Blood. 2017; Van den Neste et al. BMT 2016; Farooq et al. British J Heam 2017; Figure partially adapted from Friedberg J American Soc Hem Education Book, 2011 Treatment Algorithm Highlights Unmet Medical Need © MorphoSys AG, February 2019 Diffuse Large B Cell Lymphoma 40% 50% 60% 50% ~40% 50% 60% 90% 10% DLBCL R-CHOP Cure Relapsed/ refractory Non HDCT/SCT candidates HDCT/SCT candidates 50% Responders Cure Relapse Non responders Not R-CHOP candidates DLBCL: Approx. 28,000 cases/year in the U.S. About 8,500 patients MOR208 initial addressable U.S. market

Characteristic Specification n=81 (%) Age [years]* median (range) 72 (41-87) Sex Male Female 44 (54) 37 (46) Ann Arbor Stage* I-II III-IV Unknown 20 (25) 59 (73) 2  (2) Risk (IPI)* 0-2 3-5 39 (48) 42 (52) Elevated LDH* Yes No Unknown 45 (56) 35 (43) 1 (1) Prior Lines Median (range) 1 2 3 4 2 (1 to 4) 40 (49) 35 (43) 4 (5) 2(2) Primary Refractory Yes No 14 (17) 67 (83) Refractory to previous therapy line Yes No 34 (42) 47 (58) Prior SCT Yes No 8 (10) 73 (90) Cell of Origin (by Immunohistochemistry-IHC) GCB Non-GCB Unknown 40 (49) 21 (26) 20 (25) * At study entry © MorphoSys AG, February 2019 L-MIND: Baseline Characteristics

Data cut-off June 5, 2018; *Differences due to rounding Very Encouraging Responses in Difficult-to-Treat Patients © MorphoSys AG, February 2019 L-MIND: Objective Response Rate Patient Baseline Characteristics Median age: 72 years Median prior lines of therapy: 2 Median follow-up: 12 months Response mPFS, months 16.2 (95% CI: 6.3-NR) mDoR, months NR (95% CI: NR-NR) 12-month DoR rate 70% (95% CI: 57%-86%) mOS, months NR (95% CI: 18.6-NR) 12-month OS rate 73% (95% CI: 63%-85%) Most Common TEAEs ≥ Grade 3 (%) Neutropenia 43 Thrombocytopenia 17 Anemia 9 Overall Response (%)* ORR 58%

Response Rates Broadly Consistent Between Subgroups © MorphoSys AG, February 2019 L-MIND: Comparable ORR in Most Subgroups of Interest Data cut-off June 5, 2018

Data cut-off June 5, 2018 PFS Curve Shows Encouragingly Long ”Tail“ © MorphoSys AG, February 2019 L-MIND: Progression-free Survival Response mPFS, months 16.2 (95% CI: 6.3-NR) mDoR, months NR (95% CI: NR-NR); 12-month rate: 70% mOS, months NR (95% CI: 18.6-NR); 12-month rate: 73%

Data cut-off June 5, 2018 © MorphoSys AG, February 2019 PFS According to Response to Prior Therapies

Data cut-off June 5, 2018 © MorphoSys AG, February 2019 Duration of Response and Overall Survival Median DoR [months]: NR (95% CI: NR – NR) 12-month DoR rate: 70% Duration of Response Overall Survival Median OS [months]: NR (95% CI: 18.6 – NR) 12-month OS rate: 73.3% (95% CI: 63.2%-85.1%) Median follow-up 12.4 month

Data cut-off June 5, 2018 © MorphoSys AG, February 2019 Safety Profile of MOR208 + LEN No infusion-related reactions were reported for MOR208 Treatment-related SAEs occurred in 16 (19.8%) patients (the majority of the events were infections or neutropenic fever) Three deaths were reported (sudden death, respiratory failure, cerebrovascular accident), none related to study drugs Most commonly reported TEAEs occurring in ≥10% of patients (%); total n=81 A LEN dose reduction was required in 41 (50.6%) of 81 patients, 58 (72%) were able to stay on a daily dose of ≥20mg

Please Note Limitations of Cross-trial Comparisons to Literature Data © MorphoSys AG, February 2019 MOR208: L-MIND vs. Lenalidomide Regimens in r/r DLBCL Parameter L-MIND Cut-off June 5, 2018 Witzig et al., 2011 Czuzcman et al., 2017 Wang et al., 2013 Morschhauser et al., ASH 2016 Compound(s) MOR208 + LEN LEN Monotherapy LEN Monotherapy RTX + LEN OBI + LEN Phase 2 2 2/3 2 2 Evaluable patient population n=81 n=108 n=51 n=32 n=71 Objective response rate 58% 28% 28% 28% 45% Complete response rate 33% 7% 10% 22% 16% Median PFS, months 16.2 2.7 3.1 2.8 4.1 MOR208 is an investigational drug that is not approved by FDA for any use. No head-to-head clinical studies have been performed between MOR208 and the other products in this table. As such, these cross-trial comparisons of literature data have significant limitations.  The data in this table have been prepared at the request of, and for the sole benefit of, the investor community.

MOR208: Existing and Upcoming Approaches in r/r DLBCL

Please Note Limitations of Cross-trial Comparisons to Literature Data

Parameter	L-MIND Cut-off June 5, 2018	Dang et al., 2014	Sehn et al., ASH 2018	Scholar-1 Crump et al., 2017	Juliet Schuster et al., 2018	Zuma-1 Neelapu et al., 2018
Compound(s)	MOR208 + lenalidomide	RTX + bendamustine	Polatuzumab + RTX + bendamustine	Salvage chemotherapies + radiation	Tisagenlecleucel (CD19 CAR-T)	Axi-CEL (CD19 CAR-T)
Phase	2	3	2	Retrospective study	2	2
Evaluable patient population	r/r DLBCL n=81	r/r DLBCL n=137	r/r DLBCL n=40	r/r DLBCL n=636	r/r DLBCL n=115	r/r NHL n=101 (DLBCL n=77)
Objective response rate	58%	49%	70%	26%	54%/37% Best/@6 mo.	82%/48% Best/@6 mo.
Complete response rate	33%	18%	58%	7%	40%/30% Best/@6 mo.	58%/46% Best/@6 mo.
Median PFS, months	**16.2**	4.2	7.6+ 11.1#	n/a	n/a	5.9*

- MOR208 is an investigational drug that is not approved by FDA for any use.
- No head-to-head clinical studies have been performed between MOR208 and the other products in this table. As such, these cross-trial comparisons of literature data have significant limitations.
- The data in this table have been prepared at the request of, and for the sole benefit of, the investor community.

+ By investigator (INV) # By independent review committee (IRC) * For all patients

© MorphoSys AG, February 2019 18

MOR208: Clinical Development Plan in DLBCL


2017
2018
2019
2020
2021
L-MIND
Phase 2
Lenalidomide + MOR208 in r/r DLBCL patients ineligible for HDCT and ASCT
BTD
Rolling Submission Planned
Potential Approval in the U.S.
B-MIND
Phase 2/3
Bendamustine + MOR208 vs. bendamustine + rituximab in r/r DLBCL patients ineligible for HDCT and ASCT
Potential Primary Analysis
Potential Primary Completion
FRONT LINE
MOR208 + R-CHOP vs. MOR208 + Len + R-CHOP in treatment-naïve DLBCL pts
Planned Phase 1b
Planned Pivotal Phase 2/3

More information about ongoing trials at clinicaltrials.gov

© MorphoSys AG, February 2019 19

Partnered in China; Opportunity in Cancer & Autoimmune Disease Partnered with I-Mab I-Mab received exclusive development and commercialization rights in China, Taiwan, Hong Kong and Macao Payments to MorphoSys USD 20m upfront Up to USD 100m milestones Tiered, double digit royalties I-Mab plans to start a pivotal study of MOR202 in multiple myeloma in Q1 2019 Clinical development MOR plans to start a phase 2 study in an autoimmune disorder in Q3, 2019 © MorphoSys AG, February 2019 MOR202: A HuCAL Antibody Directed Against CD38 ADCC: Antibody-Dependent Cell-Mediated Cytotoxicity ADCP: Antibody-Dependent Cell-Mediated Phagocytosis

Promising Signs of Clinical Activity in Atopic Dermatitis MOR106: Ylanthia Antibody Directed Against IL-17C The Product Candidate Antibody targeting IL-17C, a cytokine implicated in a number of inflammatory disorders Originates from 50/50 co-development with Galapagos First publicly disclosed program against this cytokine Results from the phase 1 study in atopic dermatitis patients EASI, % change from baseline, pooled patients over all cohorts (median) © MorphoSys AG, February 2019

Lucrative Deal Will Substantially Strengthen Development of MOR106 MOR106: Partnering Deal with Novartis MOR & Galapagos entered into a worldwide, exclusive partnership with Novartis for MOR106 in July 2018 (all payments shared with Galapagos 50/50) Up-front: EUR 95m Milestones: up to approx. EUR 850m Royalties: tiered, low teens to low twenties All R&D, manufacturing & commercialization costs carried by Novartis Clinical Development MOR and Galapagos to complete ongoing studies in atopic dermatitis Phase 2 trial “IGUANA” in ~240 patients with moderate to severe atopic dermatitis Phase 1 bridging study with subcutaneous formulation MOR and Galapagos to start additional trials in atopic dermatitis Novartis is responsible for subsequent development Novartis has committed to carrying out phase 2 studies in two other indications © MorphoSys AG, February 2019

* According to GSK’s Q3 press release, October 2018; **According to GSK during the JP Morgan Biotech CEO Call, September 2018 An Anti-GM-CSF Antibody for Inflammatory Diseases The Product Candidate HuCAL antibody fully out-licensed to GSK in 2013 EUR 22.5m upfront payment Milestone potential of up to EUR 423m Tiered, double-digit royalties on net sales GSK solely responsible for the development and commercialization of the compound Phase II (BAROQUE) rheumatoid arthritis (RA) results were presented at ACR 2018.* GSK: “rapid onset” “marked benefit on clinically meaningful endpoints such as pain supporting further clinical development for RA**” © MorphoSys AG, February 2019 MOR103/GSK3196165 Suggested mode of action:

Immuno-Oncology Opportunity Role of C5a/C5aR in the Tumor Environment Attraction of myeloid-derived suppressor cells thereby dampening anti-tumor responses Blocking the interaction aims to release this blockade of anti-tumor responses Strategic Partnering Agreement with I-Mab Signed November 15, 2018 I-Mab: exclusive rights to develop and commercialize MOR210 in China, Hong Kong, Macao, Taiwan & South Korea MorphoSys retains rights in rest-of-world and receives USD 3.5m upfront payment Up to USD 101.5m milestones Tiered, mid single-digit royalties I-Mab to receive low single-digit royalties on net sales outside its territories and a tiered percentage of sub-licensing revenue © MorphoSys AG, February 2019 MOR210: Preclinical Candidate Targeting C5aR

Proprietary Portfolio: Upcoming Newsflow 2019/2020

Program	Indication	Expected Newsflow
MOR208	DLBCL	■ **L-MIND:** Planned submission of BLA by end of 2019; potential action for BLA review expected mid-2020 ■ **B-MIND**: Primary analysis expected in Q4 2019 ■ **1st line DLBCL**: Start of Phase 1b planned in H2 2019; pivotal Phase 2/3 planned to start mid-2020
MOR202 (I-Mab Biopharma*)	Autoimmune disease/ Multiple myeloma	■ MOR: Start of clinical development in an autoimmune disease mid-2019 ■ I-Mab: Start of a pivotal study in MM Q1 2019
MOR106 (Novartis/ Galapagos**)	Atopic dermatitis	■ Phase 2 IGUANA trial – primary completion Sept. 2019*** ■ Phase 1 bridging study – primary completion Aug. 2019*** ■ Start of further studies in atopic dermatitis by MOR and GLPG
MOR103/GSK3196165 (GSK**)	Rheumatoid arthritis	Start of a phase 3 in RA by GSK expected in H2 2019

* For development in China, Hong Kong, Taiwan, Macao; ** Fully out-licensed; ***According to clinicaltrials.gov

© MorphoSys AG, February 2019 25

Partnered Discovery Programs © MorphoSys AG, February 2019

Partnered Discovery Programs - Clinical Pipeline

24 Product Candidates in Clinical Development, Thereof One Launched

Most advanced development stage

Program	Partner	Target	Disease area	Phase 1	Phase 2	Phase 3	Launched
Tremfya® (Guselkumab)	Janssen	IL-23p19	Psoriasis				✓
Gantenerumab	Roche	Amyloid-ß	Alzheimer's disease				
Anetumab ravtansine (BAY94-9343)	Bayer	Mesothelin (ADC)	Solid tumors				
BAY1093884	Bayer	TFPI	Hemophilia				
BHQ880	Novartis	DKK-1	Multiple myeloma				
Bimagrumab (BYM338)	Novartis	ActRIIB	Metabolic diseases				
CNTO6785	Janssen	-	Inflammation				
Ianalumab (VAY736)	Novartis	BAFF-R	Inflammation				
NOV-12 (MAA868)	Novartis	Factor XI	Prevention of thrombosis				
Setrusumab (BPS804)	Mereo/Novartis	Sclerostin	Brittle bone syndrome				
Tesidolumab (LFG316)	Novartis	C5	Eye diseases				
Utomilumab (PF-05082566)	Pfizer	4-1BB	Cancer				
Xentuzumab (BI-836845)	BI	IGF-1	Solid tumors				
BAY2287411	Bayer	Mesothelin	Cancer				
Elgemtumab (LJM716)	Novartis	HER3	Cancer				
NOV-7 (CLG561)	Novartis	-	Eye diseases				
NOV-8	Novartis	-	Inflammation				
NOV-9 (LKA651)	Novartis	-	Diabetic eye diseases				
NOV-10 (PCA062)	Novartis	-	Cancer				
NOV-11	Novartis	-	Blood disorders				
NOV-13 (HKT288)	Novartis	-	Cancer				
NOV-14	Novartis	-	Asthma				
PRV-300 (CNTO3157)	ProventionBio	TLR-3	Inflammation				
Vantictumab (OMP-18R5)	OncoMed	Fzd 7	Solid tumors				

11 (Anetumab ravtansine through Xentuzumab)

11 (BAY2287411 through Vantictumab)

In addition, 55 partnered programs are in discovery, 24 in preclinic

© MorphoSys AG, February 2019 27

Tremfya® (Guselkumab)

Janssen's Anti-IL-23 for Immune-Mediated Diseases

The Drug

- First-in-class anti-IL-23 human monoclonal antibody
- Generated using MorphoSys's HuCAL technology

Growing Royalty Stream

- Tremfya® sales totaled USD 544m in 2018*
- Royalty income 2018 expected at upper end of guided range EUR 12 to 17m at constant Fx
- Head-to-head study showed superiority of Tremfya® vs. Cosentyx® as measured by PASI 90 at week 48 in the treatment of plaque psoriasis

Broad Clinical Development

Phase 2	Phase 3	Approved/ Launched
▪ Crohn's disease ▪ Hidradenitis suppurativa ▪ Ulcerative colitis	▪ Plaque psoriasis (adults & pediatric patients) ▪ Pustular/erythrodermic psoriasis ▪ Psoriatic arthritis	▪ Psoriasis (U.S., EU, Canada, Brazil, Australia, Japan) ▪ Psoriatic arthritis (Japan) ▪ Palmoplantar pustulosis (Japan)

* According to Janssen's quarterly report
Cosentyx® is a trademark of Novartis AG

© MorphoSys AG, February 2019 28

Partnered Pipeline: Expected Primary Completion Dates

Clinical Phase 2 and 3 Read-outs Potentially Due until end of 2019*

Phase 2	
Anetumab ravtansine (BAY94-9343; Mesothelin) Cancer	**BAY1093884** Hemophilia A or B
Ianalumab (VAY736; BAFF-R) Pemphigus vulgaris	**Bimagrumab (BYM338; ActRIIB)** Diabetes mellitus (Type 2)
Utomilumab (PF-05082566; 4-1BB) Cancer	**Setrusumab (BSP804; Sclerostin)** Osteogenesis imperfecta (Type I, III, IV)
Xentuzumab (BI-836845; IGF-1) Breast cancer	**Xentuzumab (BI-836845; IGF-1)** Prostate cancer (+ enzalutamide)

Phase 3
Gantenerumab (Amyloid-ß) Mild Alzheimer's disease (open label extension)
Guselkumab (IL-23p19) Moderate to severe plaque psoriasis (POLARIS)
Guselkumab (IL-23p19) Moderate to severe plaque psoriasis
Guselkumab (IL-23p19) Pustular or erythrodermic psoriasis
Guselkumab (IL-23p19) Psoriatic arthritis (Discover-1)

* According to clinicaltrials.gov as of January 2, 2019; anticipated primary completion dates through 2019, actual events could differ

© MorphoSys AG, February 2019
29

* Guidance update on July 19, 2018 following MOR106 deal with Novartis; effective on September 10, 2018 after U.S. antitrust clearance. ** Revenues are expected to include royalty income from Tremfya® of EUR 12-17 million at constant USD currency. © MorphoSys AG, February 2019 Financial Total ordinary shares issued as of January 31, 2018: 31,839,572 Germany, Frankfurt Stock Exchange: MOR U.S., Nasdaq Global Market: MOR In EUR million Reported FY2017 Q1-Q3 2018 Guidance FY2018* 66.8 66.0 67 to 72** 99.1 55.1 87 to 97 (67.6) (13.0) (55) to (65) Cash Position End of Q3 2018: EUR 481.2 m Group Revenues Proprietary R&D Expenses EBIT

To Become a Fully-Integrated Biopharmaceutical Company © MorphoSys AG, February 2019 Our Strategy Expand MOR208 into other lines and indications Build U.S. commercial capabilities for anticipated 2020 launch of MOR208 Drive other programs in proprietary portfolio forward Continue to advance MOR208 to regulatory approval Fully-integrated biopharma company

Appendix © MorphoSys AG, February 2019

Clinical Programs

Ongoing Clinical Trials (1)

Program	Partner	Target	Indication	Phase 1	Phase 2	Phase 3	Launched
Guselkumab (CNTO1959)	Janssen/J&J	IL23p19	Plaque psoriasis				
			Psoriatic arthritis & palmoplantar pustulosis (Japan only)				
			Plaque psoriasis (VOYAGE 1)				
			Plaque psoriasis (VOYAGE 2)				
			Pustular/erythrodermic psoriasis				
			Plaque psoriasis				
			Plaque psoriasis (POLARIS)				
			Moderate to severe plaque psoriasis (SelfDose™ device)				
			Psoriatic arthritis (Discover-1)				
			Psoriatic arthritis				
			Chronic plaque psoriasis (pediatric participants) (PROTOSTAR)				
			Crohn's disease (GALAXI 1)				
			Ulcerative colitis (VEGA)				
			Hidradenitis suppurativa (NOVA)				
Gantenerumab	Roche	Amyloid-ß	Early Alzheimers disease (GRADUATE-1)				
			Early Alzheimers disease (GRADUATE-2)				
			Mild Alzheimer's disease (Marguerite RoAD) (OLE)				
			Prodromal Alzheimer's disease (Scarlett RoAD) (OLE)				
			Genetically predisposed for Alzheimer's disease (DIAN)				
MOR208	-	CD19	Diffuse large B cell lymphoma (B-MIND)				
			Chronic lymphocytic leukemia or small lymphocytic lymphoma (COSMOS)				
			Diffuse large B cell lymphoma (L-MIND)				
Anetumab ravtansine (BAY94-9343)	Bayer	Mesothelin	Mesothelioma				
			Cancer multi-indications				
BAY1093884	Bayer	TFPI	Hemophilia A or B				
			Hemophilia				
BHQ880	Novartis	DKK-1	Multiple myeloma (renal insufficiency)				
			Smoldering multiple myeloma				
Bimagrumab (BYM338)	Novartis	ActRIIB	Type 2 diabetes				
CNTO6785	Janssen/J&J		Chronic obstructive pulmonary disease				
			Rheumatoid arthritis				

Partnered Discovery Programs
Proprietary Development Programs

© MorphoSys AG, February 2019 33

Clinical Programs

Ongoing Clinical Trials (2)

Program	Partner	Target	Indication	Phase 1	Phase 2	Phase 3	Launched
Ianalumab (VAY736)	Novartis	BAFF-R	ADCC mediated B cell depletion and BAFF-R blockade (AMBER)				
			Pemphigus vulgaris				
			Idiopathic pulmonary fibrosis				
			Rheumatoid arthritis				
			Primary Sjögren's syndrome (efficacy & safety)				
			Chronic lymphocytic leukemia (combo with ibrutinib)				
MOR103/GSK3196165	GSK	GM-CSF	Rheumatoid arthritis				
MOR106	Novartis/Galapagos	IL-17C	Atopic dermatitis (IGUANA) (iv)				
			Atopic dermatitis (bridging study) (sc)				
MOR202	I-Mab	CD38	Multiple myeloma				
NOV-12 (MAA868)	Novartis	Factor XI	Prevention of thrombosis				
			Atrial fibrillation				
Setrusumab (BPS804)	Mereo/Novartis	Sclerostin	Brittle bone disease (Type I, III, IV) (ASTEROID)				
Tesidolumab (LFG316)	Novartis	C5	Paroxysmal nocturnal hemoglobinuria				
Utomilumab (PF-05082566)	Pfizer	4-1BB	Breast cancer (AVIATOR)				
			Acute myeloid leukemia				
			Advanced Malignancies (combo with avelumab) (JAVELIN Medley)				
			Solid tumors (combo with ISA101b vaccination)				
			Advanced malignancies (combo with avelumab & PF-04518600)				
			Refractory large B cell lymphoma (combo with axicabtagene ciloleucel) (ZUMA-11)				
			Solid tumors (combo with PF04518600)				
			Colorectal cancer (combo with cetuximab & irinotecan)				
			Advanced ovarian cancer (T cell immunotherapy)				
			R/R DLBCL & MCL (avelumab plus utomilumab-based combination therapy)				
			Breast cancer (combo with trastuzumab emtansine or trastuzumab)				
			Diffuse large B cell lymphoma (Javelin DLBCL) (combo with avelumab)				
			Follicular lymphoma (combo with rituximab, avelumab und PF04518600)				

- Partnered Discovery Programs
- Proprietary Development Programs
- Out-licensed Proprietary Developments Programs

© MorphoSys AG, February 2019 34

Clinical Programs

Ongoing Clinical Trials (3)

Program	Partner	Target	Indication	Phase 1	Phase 2	Phase 3	Launched
Xentuzumab	BI	IGF-1	Breast cancer	▬	▬		
(BI-836845)			Castration-resistant prostate cancer (combo with enzalutamide)	▬	▬		
			Solid tumors (Japan)	▬			
			Solid tumors (combo with abemaciclib)	▬			
			EGFR mutant non-small cell lung cancer	▬			
BAY2287411	Bayer	Mesothelin	Cancer	▬			
Elgemtumab (LJM716)	Novartis	HER3	HER2+ cancer (combo with BYL719 & trastuzumab)	▬			
MOR107 (LP2-3)*	-	AT2-R	Not disclosed	▬			
NOV-7 (CLG561)	Novartis	n.d.	Eye diseases	▬			
NOV-8	Novartis	n.d.	Inflammation	▬			
NOV-9 (LKA651)	Novartis	n.d.	Diabetic eye diseases	▬			
NOV-10 (PCA062)	Novartis	n.d.	Cancer	▬			
NOV-11	Novartis	n.d.	Blood disorders	▬			
NOV-13 (HKT288)	Novartis	n.d.	Cancer	▬			
NOV-14	Novartis	n.d.	Asthma	▬			
PRV-300 (CNTO3157)	ProventionBio	TLR-3	Colitis (PULSE)	▬			
Vantictumab (OMP-18R5)	Oncomed	Fzd 7	Breast cancer (combo with paclitaxel)	▬			
			Pancreatic cancer (combo with nap-paclitaxel & gemcitabine)	▬			

* A phase 1 study in healthy volunteers was completed. MOR107 is currently in preclinical investigation with a focus on oncology indications

Partnered Discovery Programs
Proprietary Development Programs

© MorphoSys AG, February 2019 35

MorphoSys AG Stock Information

Dual Listing

Listing in Germany on the Frankfurt Stock Exchange	
Security paper	Ordinary shares (ORD)
Symbol	MOR
ISIN	DE0006632003
Security Code Number	5531000
Currency	EUR
1st trading day	March 9, 1999

Listing in the U.S. on the Nasdaq Global Market	
Security paper	American depository shares (ADS)
Symbol	MOR
CUSIP	617760202
ISIN	US6177602025
Currency	US-$
1st trading day	April 19, 2018
Ratio	4 ADSs : 1 ORD
Depository Bank	BNY Mellon

Please see our website www.morphosys.com for more information about MorphoSys shares and ADSs

© MorphoSys AG, February 2019
36

© MorphoSys AG, February 2019 Covering Analysts Institution Contact Berenberg Klara Fernandes Bloomberg Intelligence Cinney Zhang Bryan Garnier Gary Waanders Commerzbank Daniel Wendorff Deutsche Bank Gunnar Romer Goldman Sachs Graig Suvannavejh        HSBC Steve McGarry Independent Research GmbH Sven Diermeier J.P. Morgan Cazenove James Gordon JMP Securities Jason Butler Kempen & Co. Anastasia Karpova Landesbank Baden-Württemberg Timo Kürschner Leerink Geoffrey Porges Piper Jaffray Danielle Brill Royal Bank of Canada Zoe Karamanoli

ActRIIB ― activin receptor type-2B ASCT ― autologous stem cell transplantation BAFF-R ― BAFF receptor BCR ― B cell receptor BLA ― Biologics License Application BMT ― bone marrow transplantation BTK ― Bruton’s tyrosine kinase BTD ― breaktrough therapy designation CI ― confidence intervall CLL ― chronic lymphocytic leukemia CR ― complete response DLBCL ― diffuse large B cell lymphoma DoR ― duration of response EASI ― eczema area and severity index FDA ― U.S. Food and Drug Administration GCB ― germinal center B cell GM-CSF ― granulocyte macrophage-colony stimulating factor GPCR ― G-protein coupled receptor HDCT ― high-dose chemotherapy HS ― hidradenitis suppurativa IGF ― insulin growth factor IHC ― immunohistochemistry IL ― interleukin IPI ― international prognostic index iv ― intravenous LDH ― lactate dehydrogenase LEN ― lenalidomide m ― median MDSC ― myeloid-derived suppressor cells MHC ― major histocompatibility complex MM ― multiple myeloma mo. ― month n ― number n/a ― not announced NE ― not evaluable NHL ― non-Hodgkin’s lymphoma NR ― not reached OA ― osteoarthritis of the hand OBI ― obinutuzumab ORR ― objective response rate OS ― overall survival PD ― progressive disease PFS ― progression-free survival PIP ― Phosphatidylinositolphosphate Po ― per os PoC ― Proof of Concept PPP ― palmoplantar pustulosis PR ― partial respons r/r ― relapsed/refractory RA ― rheumatoid arthritis R-CHOP ― Rituximab, Cyclophosphamid, Doxorubicin, Vincristin, Prednison RTX ― rituximab SAE ― severe adverse events sc ― subcutaneous SCT ― stem cell transplantation SD ― stable disease TEAE ― treatment-emergent adverse event Glossary © MorphoSys AG, February 2019

Corporate Communications & IR Phone   +49 (0)89 / 899 27-404 Fax   +49 (0)89 / 899 27-5404 Email   investors@morphosys.com